SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on April 5, 2005, regarding the first northeastern U.S. wind project of its U.S. competitive subsidiary, PPM Energy.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 5, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

ScottishPower’s PPM Announces First Northeastern US Wind Project

ScottishPower (LSE: SPW; NYSE: SPI) today announced its US competitive subsidiary, PPM Energy, and its joint venture partner, Zilkha Renewable Energy of Houston, will build and own the Maple Ridge Windfarm in upstate New York. Maple Ridge is expected to be 198 MW, nearly quadrupling the total installed wind capacity in New York. The Goldman Sachs Group (NYSE: GS) recently announced plans to acquire Zilkha Renewable Energy, subject to regulatory approvals.

PPM’s share of the capital invested in the project is expected to be approximately $160 million, with completion of the 120-turbine windfarm expected in December 2005. It is expected that the project will be immediately earnings enhancing with returns anticipated to be consistent with internal targets.

The state of New York recently enacted legislation requiring 25 percent of energy to come from renewable sources by 2013, the highest such renewable portfolio standard in the US. Additionally, Maple Ridge is strategically located so that it can sell power into the New York power pool, and has sold renewable energy certificates (RECs) under a 10-year contract to the state of New York.

PPM controls about 830 MW of operating wind energy, and previously announced three other projects totalling 325 MW earlier in the year. Along with the Maple Ridge Windfarm, these projects will bring PPM’s total wind portfolio to approximately 1,255 MW by the end of 2005, well on target toward its goal of at least 2,300 MW online by 2010.

PPM CEO Terry Hudgens said: “The Maple Ridge Windfarm begins the promised expansion of our US wind business in the eastern United States and will help us continue our goal of becoming the leading US renewable energy company.”

Further information:

Colin McSeveny,	Group Media Relations Manager	- 0141 636 4515
David Ross,	Investor Relations Manager	- 0141 566 4853
Shelby Bell,	Investor Relations Manager	- 001 503 813 5640